

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

September 7, 2016

Via E-mail
Mr. David Distaso
Chief Financial Officer
iStar Inc.
1114 Avenue of the Americas, 39th Floor
New York, NY 10036

>   **Re: iStar Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2015**
>   **Filed February 26, 2016**
>   **Response Filed July 26, 2016**
>   **File No. 001-15371**

Dear Mr. Distaso:

We have reviewed your response to our July 13, 2016 comment letter and have the following additional comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Note 4. Real Estate, page 66

Dispositions, page 67

1.   In order to help us further evaluate your accounting for the One Detroit Center transaction, please provide us with your analysis of whether your transaction meets each of the criteria in ASC 360-20-40-5, and clarify your basis in ASC 360-20-40 for the derecognition of the real estate assets. Please specifically address the following in your response:
- Tell us the other significant terms of the transaction not already described in your June 9, 2016 and July 26, 2016 letters, including but not limited to the default provisions under the lease and the nature of the buyer's obligation, if any, to pay the

          difference between the fair value of the building on the transaction date and the net cash proceeds of $93.5 million.

- Tell us how derecognition of the leasehold improvements is consistent with the interdependent nature of the transactions and your decision to apply ASC 840 to them. Also, tell us how you evaluated ASC 360-20-40-26.
- We note that, as part of your assessment of the continuing-involvement criterion, you concluded that ASC 360-20-40-56 is not applicable to your transaction, and that the application of ASC 360-20-40-57 through ASC 360-20-40-59 to your fact pattern is not appropriate due to the economic substance of the transaction. Explain to us if any of the other specific forms of continuing involvement detailed in ASC 360-20-40-38 through ASC 360-20-40-64 exist in your transaction.
- Tell us how you considered the guidance in ASC 360-20-40-37 which indicates that if the seller has some other form of continuing involvement with the property, the transaction shall be accounted for according to the nature of the involvement. Specifically discuss your consideration of the below market sales price of the real estate assets when evaluating the continuing-involvement criterion, and tell us the method of profit recognition you are following in ASC 360-20-40.

       You may contact Paul Cline, Staff Accountant, at 202-551-3851 or me at 202-551-3693 with any questions.

                 Sincerely,

                 /s/ Eric McPhee

                 Eric McPhee
                 Senior Accountant
                 Office of Real Estate and
                 Commodities